

March 4, 2008

Mr. Ross A. Mitchell
Vice President, Finance
999 West Hastings Street, Suite 1180
Vancouver, British Columbia
Canada, V6C 2W2

Re: **Silver Standard Resources, Inc.**
        Form 20-F for the Fiscal Year Ended December 31, 2006
        File No. 0-26434

Dear. Mr. Mitchell:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief